                                                  Filed Pursuant to Rule
                                                  ST 101(a)(2)(ii)
                                                  The Previous Amendments
                                                  and Initial Filing are
                                                  Attached as
                                                  Appendices A-B

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             WILLCOX & GIBBS, INC.
              --------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                           par value $1.00 per share
              --------------------------------------------------
                         (Title of Class of Securities)

                                   969207109
                         -----------------------------
                                 (CUSIP Number)

                          Jean-Francois Carreras, Esq.
                                Coudert Brothers
         1114 Avenue of the Americas, New York, NY 10036 (212) 626-4400
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 1, 1994
                         -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index:  Page N/A
                               Page 1 of 37 Pages

                                  SCHEDULE 13D

CUSIP No. 969207109                                  Page 2 of 37 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          PINAULT-PRINTEMPS-REDOUTE S.A. (formerly Pinault-Printemps S.A.) (Foreign entity - No number available)

2    Check the Appropriate Box If a Member of a Group*
                              a.  [ ]
                              b.  [ ]

3    SEC Use Only

4    Source of Funds*

          N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

          FRANCE

                 7  Sole Voting Power
  Number of                0
   Shares
Beneficially     8  Shared Voting Power
  Owned By                 9,775,581
    Each
  Reporting      9  Sole Dispositive Power
   Person                  0
    With
                10  Shared Dispositive Power
                           9,775,581

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                           9,775,581

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain
     Shares*                             [ ]

13   Percent of Class Represented By Amount in Row (11)
          40.00%

14   Type of Reporting Person*
          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 969207109                                  Page 3 of 37 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          REXEL, S.A. (formerly Compagnie de Distribution de Materiel Electrique, S.A.)
          (Foreign entity - No number available)

2    Check the Appropriate Box If a Member of a Group*
                              a.  [ ]
                              b.  [ ]

3    SEC Use Only

4    Source of Funds*

          BK; WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

          FRANCE
                   7  Sole Voting Power
  Number of                 0
   Shares
Beneficially       8  Shared Voting Power
  Owned By                  9,775,581
    Each
  Reporting        9  Sole Dispositive Power
   Person                   0
    With
                  10  Shared Dispositive Power
                            9,775,581

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                            9,775,581

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain
     Shares*                            [ ]

13   Percent of Class Represented By Amount in Row (11)
          40.00%

14   Type of Reporting Person*
          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 969207109                                  Page 4 of 37 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
          64-0740911

2    Check the Appropriate Box If a Member of a Group*
                              a.  [ ]
                              b.  [ ]

3    SEC Use Only

4    Source of Funds*

          N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

                NEW YORK

                    7  Sole Voting Power
  Number of                  0
   Shares
Beneficially        8  Shared Voting Power
  Owned By                   4,636,994
    Each
  Reporting         9  Sole Dispositive Power
   Person                    0
    With
                   10  Shared Dispositive Power
                             4,636,994

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                             4,636,994

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain
     Shares*                             [ ]

13   Percent of Class Represented By Amount in Row (11)
          18.97%

14   Type of Reporting Person*
          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 2 TO SCHEDULE 13D


     This Amendment No. 2 to Schedule 13D (the "Schedule 13D") is filed by Pinault-Printemps-Redoute S.A., Rexel, S.A. and International Technical Distributors, Inc. with respect to the March 1, 1994 acquisition of 3,491,280 shares of the common stock, par value $1.00 per share (the "Common Stock"), of Willcox & Gibbs, Inc. (the "Issuer") by Rexel, S.A. Each Reporting Person acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 2.         Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     (a), (b), (c) and (f). The names of the persons filing this statement are:
Pinault-Printemps-Redoute S.A., a societe anonyme organized and existing under the laws of the Republic of France ("PPR," formerly known as Pinault-Printemps S.A.); Rexel, S.A., a societe anonyme organized and existing under the laws of the Republic of France and a subsidiary of PPR ("Rexel," formerly known as Compagnie de Distribution de Materiel Electrique); and International Technical Distributors, Inc., a corporation incorporated under the laws of the State of New York and a subsidiary of Rexel ("ITD") (PPR, Rexel and ITD are sometimes referred to collectively hereinafter as the "Reporting Persons"). Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the Reporting Persons file this statement jointly on behalf of all of them.

     On December 11, 1992, Groupe Pinault S.A. was merged with and into its then wholly-owned subsidiary Au Printemps S.A., a societe anonyme organized under the laws of the Republic of France. Following such merger, Au Printemps S.A. changed its name to Pinault-Printemps S.A. On May 18, 1994, pursuant to a shareholder vote, La Redoute S.A., a societe anonyme organized under the laws of the Republic of France and until then a subsidiary of Pinault-Printemps S.A., was merged with and into Pinault-Printemps S.A. Following such merger, which the participating companies dated to be effective as of January 1, 1994, Pinault-Printemps S.A. changed its name to Pinault-Printemps-Redoute S.A..

     On June 8, 1993, by vote of its shareholders, Compagnie de Distribution de Materiel Electrique changed its name to Rexel, S.A. On December 30, 1993, Pinault-Printemps contributed all the shares of voting stock of Rexel then held by it to Societe Anonyme Professionnelle de Distribution, a societe anonyme organized under

                              Page 5 of 37 Pages
the laws of the Republic of France ("SAPRODIS"). SAPRODIS is a wholly-owned subsidiary of PPR.

     As a result of the merger and share contribution described in the preceding paragraph, Rexel, ITD and SAPRODIS are subsidiaries of PPR. Approximately 71.67% of the shares of voting stock of Rexel are held by SAPRODIS. Approximately 36.05% of the capital stock and 39.03% of the voting rights, respectively, of PPR are owned by Artemis S.A., a societe anonyme organized under the laws of the Republic of France ("Artemis"). Approximately 76.4% of the voting stock of Artemis is owned by S.C.A. Financiere Pinault, a societe en commandite par actions organized under the laws of the Republic of France ("SFP"). Mr. Francois Pinault, the Vice President of the Supervisory Board of PPR, is the general partner of SFP, and approximately 55.9% of the interests in SFP are owned by Mr. Pinault and certain members of his family.

     The principal business address of PPR and SAPRODIS is 102, rue de Provence, 75009 Paris, France. The principal business address of SFP, Artemis and Mr. Pinault is 5, Boulevard de Latour Mauborg, 75007 Paris, France. As the successor entity to Groupe Pinault S.A., Pinault-Printemps S.A. and La Redoute S.A., PPR, through its subsidiaries, is principally engaged in all of the business activities previously undertaken by Groupe Pinault S.A. and its subsidiaries, viz., the distribution of electrical components and industrial
              ---
supplies, the distribution of furniture and home equipment, department stores and mail ordering, sales and rental of building site equipment, road transport and services to transportation firms. PPR is also a holding company for a variety of industrial and commercial companies in Africa and the French overseas territories, as well as for certain trading companies in Europe.

     Rexel's principal business address is 26, rue de Londres, 75009 Paris, France. Rexel is engaged principally in the distribution of electrical components and industrial supplies. Rexel is a subsidiary of SAPRODIS, and through SAPRODIS, a subsidiary of PPR.

     ITD's principal business address is 301 46th Court, Meridian, Mississippi 39305. ITD is a holding company the principal business activity of which is the ownership of shares of Common Stock of the Issuer. ITD is a 90%-owned subsidiary of Rexel, through Rexel, a subsidiary of SAPRODIS, and through SAPRODIS, a subsidiary of PPR.

     Schedule A sets forth with respect to each executive officer and director of each of SFP, Artemis, PPR, SAPRODIS, Rexel and ITD such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship.

                              Page 6 of 37 Pages

     (d) and (e). None of SFP, Artemis, PPR, SAPRODIS, Rexel, ITD or Mr. Pinault and none of the persons named in Schedule A as an executive officer or director of any of SFP, Artemis, PPR, SAPRODIS, Rexel and ITD has been convicted in a criminal proceeding during the last five years; nor has any of said parties been a party to a civil proceeding of a court of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds/Other Consideration.

     Item 3 of the Schedule 13D is hereby supplemented  as follows:

     On March 1, 1994, pursuant to the terms of a certain Purchase Agreement dated as of December 9, 1993 among the Issuer, ITD and Rexel (the "Additional Purchase Agreement," a copy of which is attached hereto as Exhibit 7), Rexel acquired 3,491,280 additional shares of the Common Stock of the Issuer directly from the Issuer, in consideration of the payment in cash by Rexel to the Issuer of $31,421,520 (representing a per share price of $9.00).

     The $31,421,520 in cash used by Rexel for its acquisition of 3,491,280 additional shares of the Common Stock of the Issuer had a value in French currency prior to the transaction of FF184,706,494. Rexel obtained FF104,706,494 of this amount via an overdraft granted to Rexel by Union Europeenne de CIC. The interest rate applicable to such amount was 0.25% over the average overnight rate as announced by the Banque de France. Rexel borrowed the balance of the purchase price, FF80,000,000, under its commercial paper program. The funds thus borrowed have a maturity of one month, and are subject to a per annum interest rate of 6.37%.

     Item 4.         Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby supplemented as follows:

     Rexel acquired the 3,491,280 additional shares of the Common Stock of the Issuer purchased on March 1, 1994 pursuant to the terms of the Additional Purchase Agreement for investment purposes. Such acquisition results in the beneficial ownership by Rexel of 40% of the Total Voting Power (as such term is defined in the Investment Agreement) of the Issuer. Also pursuant to the terms of the Additional Purchase Agreement, the Issuer obtained approval for listing of the 3,491,280 additional shares of the Common Stock of the Issuer on the New York Stock Exchange and the Pacific Stock Exchange. In addition, the Issuer amended that certain Rights Agreement, dated as of January 10, 1989, as amended, between the Issuer and Chemical Bank (formerly known as Manufacturers Hanover

                              Page 7 of 37 Pages

Trust Company), as rights agent, relating to the Issuer's outstanding preference stock purchase rights.

     Also pursuant to the terms of the Additional Purchase Agreement, the Issuer, Rexel and ITD have entered into a certain Amendment No. 1 to Investment Agreement dated March 1, 1994 (the "Amendment to Investment Agreement," a copy of which is attached hereto as Exhibit 8), under the terms of which Rexel, ITD and their affiliates (the "Rexel Group") have the right to acquire from time to time additional voting securities, or other securities or rights convertible into or exercisable for voting securities, of the Issuer in an amount that would increase the Rexel Group's ownership, on a fully exercised basis, of the Total Voting Power of the Issuer to a maximum of 45%. Under the Investment Agreement, the Rexel Group was limited to 30% through November 12, 1995, 35% through November 12, 1996 and 40% through November 12, 1997. The Amendment to Investment Agreement provides that the obligations of the parties under the Investment Agreement, originally scheduled to terminate on November 12, 1997, will terminate on December 31, 1994.

     Also pursuant to the terms of the Amendment to Investment Agreement, the number of required members of the Board of Directors of the Issuer during the term of the Investment Agreement has been reduced from ten (10) to nine (9), and Rexel has obtained the right to appoint five (5) of such nine (9) members during the term of the Investment Agreement, as amended, which right was exercised immediately following the execution and delivery of the Amendment to Investment Agreement. Prior to the Amendment to Investment Agreement, Rexel had the right to appoint three (3) of the ten (10) members of the Board of Directors of the Issuer. The Amendment to Investment Agreement provides that in the event the Rexel Group should come to own less than 30% of the Total Voting Power of the Issuer, then Rexel shall cause the resignation of two (2) of its nominees to the Board of Directors of the Issuer.

     The 40% ownership position in the Issuer acquired by Rexel, while not an anti-takeover measure per se, nonetheless conceivably could be construed as an
                      --- --
action impeding the acquisition of control of the Issuer by any other person.

     For a complete description of the arrangements among Rexel, ITD and the Issuer regarding Rexel's and ITD's investment in the Issuer, please refer to the Amendment to Investment Agreement.

     Item 5.    Interest in Securities of Issuer.

     Items 5(a), (b) and (c) of the Schedule 13D are hereby supplemented as follows:

     Pursuant to the terms of the Additional Purchase Agreement, on March 1, 1994 Rexel acquired 3,491,280 additional shares of the

                              Page 8 of 37 Pages

Common Stock of the Issuer, equal to 14.29% of the number of shares of the Common Stock of the Issuer currently issued and outstanding. As a result of such acquisition, Rexel now directly holds 5,138,587 shares of the Common Stock of the Issuer, equal to 21.03% of the number of shares of the Common Stock of the Issuer currently issued and outstanding. ITD directly holds 4,636,994 shares of the Common Stock of the Issuer, now equal to 18.97% of the issued and outstanding shares of the Common Stock of the Issuer. PPR, by virtue of its control of Rexel and through Rexel, ITD, may be deemed to be the indirect beneficial owner of 9,775,581 shares of the Common Stock of the Issuer or 40.00% of the issued and outstanding Common Stock of the Issuer. As a result of the relationship among PPR, Rexel and ITD, Rexel and ITD may be deemed to share power to vote or dispose of the shares of the Common Stock of the Issuer held directly by each of them with PPR. The Reporting Persons now collectively beneficially own 9,775,581 shares of the Common Stock of the Issuer, equal to 40.00% of the number of shares of the Common Stock of the Issuer currently issued and outstanding.

      On May 6, 1994, an open market purchase of 1000 shares of the Common Stock of the Issuer was effected by Mr. Serge Weinberg. Mr. Weinberg is the President & CEO of Rexel, the President of ITD, and a director of PPR. Except for such transaction by Mr. Weinberg, and except for the above-described acquisition by Rexel of 3,491,280 additional shares of the Common Stock of the Issuer, there have been no transactions in the shares of the Common Stock of the Issuer by any of the Reporting Persons or any of the executive officers or directors identified in response to Item 2 during the 60 days preceding the filing of this Amendment No. 2.

     Item 6.  Contracts, etc. with Respect to Securities of Issuer.

     Item 6 of the Schedule 13D is hereby supplemented as follows:

     Rexel has formulated tentative plans to pursue, beginning at the earliest in late June, 1994 and continuing for an indeterminate period, a program of open market purchases of shares of Common Stock of the Issuer. Such program, if pursued, could result in the purchase by Rexel of up to one million (1,000,000) additional shares of Common Stock of the Issuer. Such program of open market purchases, if fully consummated, would increase the Rexel Group's ownership, on a fully exercised basis, of the Total Voting Power of the Issuer to approximately 44.69%.

     Except for the possible program of open market purchases described in the preceding paragraph, and except as set forth in this Item 6 or in response to other specific items to this Schedule 13D, the Reporting Persons, SFP, Artemis, SAPRODIS and Mr. Pinault (and the executive officers and directors identified in response to Item 2) do not have any arrangements, contracts, understandings or

                              Page 9 of 37 Pages
relationships (legal or otherwise) among themselves or with any other person with respect to the securities of the Issuer, including but not limited to the transfer or voting of any of the shares of the Common Stock of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

     Item 7.    Material to Be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby supplemented as follows:

     Exhibit 7:  Purchase Agreement, dated as of December 10, 1993, among the
     ---------
Issuer, ITD and Rexel.

     Exhibit 8:  Amendment No. 1 to Investment Agreement, dated as of March 1,
     ---------
1994, among the Issuer, ITD and Rexel.

                             Page 10 of 37 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated:     June 24, 1994

                                 PINAULT-PRINTEMPS-REDOUTE S.A.

                                 By:  /s/ Pierre Blayau
                                      -------------------------
                                      Name:  Pierre Blayau
                                      Title: Chairman & CEO


                                 REXEL, S.A.

                                 By:  /s/ Serge Weinberg
                                      -------------------------
                                      Name:  Serge Weinberg
                                      Title: President & CEO


                                 INTERNATIONAL TECHNICAL
                                 DISTRIBUTORS, INC.

                                 By:  /s/ Serge Weinberg
                                      -------------------------
                                      Name:  Serge Weinberg
                                      Title: President

                             Page 11 of 37 Pages

                                   SCHEDULE A
                                   ----------

                           GENERAL PARTNER OF S.C.A.
                               FINANCIERE PINAULT
                               ------------------

          Name and Principal                           Position
           Business Address
             Citizenship
- --------------------------------------------------------------------------------

Francois PINAULT                                   General Partner
c/o Artemis
Citizenship:  French


               DIRECTORS AND EXECUTIVE OFFICERS OF ARTEMIS, S.A.
               -------------------------------------------------

          Name and Principal                           Position
           Business Address
             Citizenship
- --------------------------------------------------------------------------------

Francois PINAULT                        President and CEO
c/o Artemis
Citizenship:  French

Patricia BARBIZET-DUSSART               General Manager
c/o Artemis                             Assistant CEO
Citizenship:  French

Francois-Henri PINAULT                  Director
c/o Artemis
Citizenship:  French

Jean-Louis de ROUX                      Director
c/o Artemis
Citizenship:  French

John J. RYAN III                        Director
c/o Artemis
Citizenship:  American

                             Page 12 of 37 Pages

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                         PINAULT-PRINTEMPS-REDOUTE S.A.
                         ------------------------------

          Name and Principal                           Position
           Business Address
             Citizenship
- --------------------------------------------------------------------------------

Pierre BLAYAU                           Chairman & CEO
c/o PPR
Citizenship:  French

Francois Jean-Henri PINAULT             Director
c/o PPR
Citizenship:  French

Jean-Claude SARAZIN                     Director
c/o PPR
Citizenship:  French

Jean-Claude TATE                        Director
c/o PPR
Citizenship:  French

Philippe VINDRY                         Director
c/o PPR
Citizenship:  French

Serge WEINBERG                          Director
c/o PPR
Citizenship:  French

Bernard YONCOURT                        Director
c/o PPR
Citizenship:  French

                             Page 13 of 37 Pages

                           BOARD OF SUPERVISORS/1/ OF
                        PINAULT-PRINTEMPS-REDOUTE S.A.
                        ------------------------------

          Name and Principal                           Position
           Business Address
             Citizenship
- --------------------------------------------------------------------------------

Ambroise ROUX                           President
c/o PPR
Citizenship:  French

Francois PINAULT                        Vice-President
c/o PPR
Citizenship:  French

Patricia BARBIZET-DUSSART               Supervisor
c/o PPR
Citizenship:  French

Bernard DUMON                           Supervisor
c/o PPR
Citizenship:  French

Gerard ESKENAZI                         Supervisor
c/o PPR
Citizenship:  French

Leopold JEORGER                         Supervisor
c/o PPR
Citizenship:  French

Daniel LEBEGUE                          Supervisor
c/o PPR
Citizenship:  French

Loik LE FLOCH-PRIGENT                   Supervisor
c/o PPR
Citizenship:  French

Jean POLLET                             Supervisor
c/o PPR
Citizenship:  French

- -------------------------
 /1/ Pursuant to the French statute governing corporations, "supervisors" have responsibility for appointing the directors and for overseeing the actions of the board of directors, but do not have responsibility for the conduct of the corporation's business.

                              Page 14 of 37 Pages

Patrick POLLET                          Supervisor
c/o PPR
Citizenship: French

Alain MINC                              Supervisor
c/o PPR
Citizenship:  French

Bruno ROGER                             Supervisor
c/o PPR
Citizenship:  French

Francois SIMONNET                       Supervisor
c/o PPR
Citizenship:  French

Loic DERAISON                           Supervisor
Credit Lyonnais Investissement
c/o PPR
Citizenship:  French

                               ADVISORY BOARD OF
                       PINAULT-PRINTEMPS-REDOUTE S.A./2/
                       ------------------------------

          Name and Principal                        Position
           Business Address
             Citizenship


Jean-Paul AMIEL                         Advisor
c/o PPR
Citizenship:  French

Leon CLIGMAN                            Advisor
c/o PPR
Citizenship:  French

Jean-Yves DURANCE                       Advisor
Credit Lyonnais
c/o PPR
Citizenship:  French


- -------------------------
 /2/ Under the French statute governing corporations, "advisors" ("censeurs") are entitled to attend, and render advice at, the meetings of a firm's board of directors or supervisory board, but have no voting rights.

                              Page 15 of 37 Pages

Jean LOYRETTE                           Advisor
c/o PPR
Citizenship:  French

Jean-Philippe HOTTINGER                 Advisor
c/o PPR
Citizenship:  French

Jean-Louis de ROUX                      Advisor
c/o PPR
Citizenship:  French

              DIRECTORS AND EXECUTIVE OFFICERS OF SOCIETE ANONYME
                         PROFESSIONELLE DE DISTRIBUTION
                         ------------------------------

          Name and Principal                          Position
           Business Address
             Citizenship
- --------------------------------------------------------------------------------

Elizabeth TEYSSIER                      Chairman and CEO
c/o PPR
Citizenship:  French

Michel FRIOCOURT                        Director
ROUAFI
c/o PPR
Citizenship:  French

Alain GUILLOT                           Director
Societe Financiere des Grands
Magasins
c/o PPR
Citizenship:  French

Cecile GUILLEBON                        Director
Societe Francaise d'Entrepots
c/o PPR
Citizenship:  French

                              Page 16 of 37 Pages

                            DIRECTORS AND EXECUTIVE
                            OFFICERS OF REXEL, S.A.
                            -----------------------

          Name and Principal                           Position
           Business Address
             Citizenship
- --------------------------------------------------------------------------------

Serge WEINBERG                          Chairman & CEO
c/o Rexel
Citizenship:  French

Claude SCHOESETTERS                     General Manager
c/o Rexel                               Assistant CEO
Citizenship:  French

Daniel SANDLER                          General Manager (non-director)
c/o Rexel                               Assistant CEO
Citizenship:  French

Patricia BARBIZET-DUSSART               Director
c/o Rexel
Citizenship:  French

Pierre BLAYAU                           Director
c/o Rexel
Citizenship:  French

Bernard CLERC                           Director
c/o Rexel                               Honorary Chairman
Citizenship:  French

Jean-Charles NAOURI                     Director
c/o Rexel
Citizenship:  French

Francois PINAULT                        Director
c/o Rexel
Citizenship:  French

Francois Jean-Henri PINAULT             Director
c/o Rexel
Citizenship:  French

Jean-Louis de ROUX                      Director
c/o Rexel
Citizenship:  French

Jeannine WOOD                           Director
c/o Rexel
Citizenship:  French

                              Page 17 of 37 Pages

Bernard YONCOURT                        Director
c/o Rexel
Citizenship:  French

                            DIRECTORS AND EXECUTIVE
             OFFICERS OF INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
             ------------------------------------------------------

          Name and Principal                           Position
           Business Address
             Citizenship
- -----------------------------------------------------------------------------
Serge WEINBERG                          Chairman & CEO
c/o ITD
Citizenship:  French

Robert M. MERSON                        Vice-President
c/o ITD
Citizenship:  American

Alain VIRY                              Treasurer
c/o ITD
Citizenship:  French

                               Page 18 of 37 Pages

                                                                      APPENDIX A

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             WILLCOX & GIBBS, INC.
               --------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

                           par value $1.00 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   969207109
                         -----------------------------
                                 (CUSIP Number)

                          Jean-Francois Carreras, Esq.
                                Coudert Brothers
         1114 Avenue of the Americas, New York, NY 10036 (212) 626-4400
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 21, 1993
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index:  Page N/A
                               Page 1 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 969207109                                  Page 2 of 11 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
          64-0740911

2    Check the Appropriate Box If a Member of a Group*
                              a.  [ ]
                              b.  [ ]

3    SEC Use Only

4    Source of Funds*

          00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

             NEW YORK

                  7  Sole Voting Power
  Number of                0
   Shares
Beneficially      8  Shared Voting Power
  Owned By                 4,636,994
    Each
  Reporting       9  Sole Dispositive Power
   Person                  0
    With
                  10  Shared Dispositive Power
                           4,636,994

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                           4,636,994

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain
     Shares*                        [ ]

13   Percent of Class Represented By Amount in Row (11)
          22.14%

14   Type of Reporting Person*
          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 969207109                                  Page 3 of 11 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          COMPAGNIE DE DISTRIBUTION DE MATERIEL ELECTRIQUE, S.A.) (Foreign entity - No number available)

2    Check the Appropriate Box If a Member of a Group*
                              a.  [ ]
                              b.  [ ]

3    SEC Use Only

4    Source of Funds*

          N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

              FRANCE

                   7  Sole Voting Power
  Number of                 0
   Shares
Beneficially       8  Shared Voting Power
  Owned By                  6,284,301
    Each
  Reporting        9  Sole Dispositive Power
   Person                   0
    With
                   10  Shared Dispositive Power
                            6,284,301

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                            6,284,301

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain
     Shares*                        [ ]

13   Percent of Class Represented By Amount in Row (11)
          29.99%

14   Type of Reporting Person*
          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 969207109                                  Page 4 of 11 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          PINAULT-PRINTEMPS S.A.
          (Foreign entity - No number available)

2    Check the Appropriate Box If a Member of a Group*
                              a.  [ ]
                              b.  [ ]

3    SEC Use Only

4    Source of Funds*

          N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

              FRANCE

                  7  Sole Voting Power
  Number of                 0
   Shares
Beneficially      8  Shared Voting Power
  Owned By                  6,284,301
    Each
  Reporting       9  Sole Dispositive Power
   Person                   0
    With
                  10  Shared Dispositive Power
                            6,284,301

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                            6,284,301

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain
     Shares*                        [ ]

13   Percent of Class Represented By Amount in Row (11)
          29.99%

14   Type of Reporting Person*
          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13D (the "Schedule 13D") is filed by Pinault-Printemps S.A., Compagnie de Distribution de Materiel Electrique S.A. and International Technical Distributors, Inc. (the "Reporting Persons") and relates to the May 21, 1993 acquisition of 628,430 shares of the common stock, par value $1.00 per share (the "Common Stock"), of Willcox & Gibbs, Inc. (the "Issuer") by International Technical Distributors, Inc. Each Reporting Person acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory. All capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 2.  Identity and Background.

     Item 2(a), (b), (c) and (f) are hereby supplemented as follows:

     On December 11, 1992, Groupe Pinault S.A. was merged with and into its then wholly-owned subsidiary Au Printemps S.A., a societe anonyme organized under the laws of France. Following the merger, Au Printemps S.A. changed its name to Pinault-Printemps, S.A. Pinault-Printemps' principal business address is 102 Rue de Provence, 75009 Paris, France. As the successor entity to Groupe Pinault, Pinault-Printemps, through its subsidiaries, is principally engaged in all of the business activities previously undertaken by Groupe Pinault and its subsidiaries, namely the distribution of electrical components and industrial supplies, various aspects of the wood industry, department stores and mail ordering, vehicle and plant sales and rental, road transport and services to transportation firms. Pinault-Printemps is also a holding company for a variety of industrial and commercial companies in Africa and the French overseas territories, as well as for certain trading companies in Europe.

     As a result of the aforementioned merger, CDME and ITD are now subsidiaries of Pinault-Printemps.

     Set forth on Schedule A are the names, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship of each of the executive officers and directors of each of Pinault-Printemps, CDME and ITD.

     Items 2(d) and (e) are hereby amended as follows:

     (d) and (e). None of Pinault-Printemps, CDME or ITD and none of the persons named in Schedule A as executive officers or directors have been convicted in a criminal proceeding during the last five years; nor have any of said parties been a party to a civil proceeding of a court of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Consideration.

     Item 3 is hereby supplemented as follows:

     On May 21, 1993, pursuant to the terms of the Purchase Agreement, ITD acquired 628,430 additional shares of the Common Stock of the Issuer directly from the Issuer. As a result of a higher than

                              Page 5 of 11 Pages
estimated value for SES ($29,026,195 actual vs. $24,050,000 estimated), ITD acquired the 628,430 shares without paying any additional consideration to the Issuer.

     Item 4.  Purpose of the Transaction.

     Item 4 is hereby supplemented as follows:

     ITD's May 21, 1993 acquisition of 628,430 additional shares of the Issuer's Common Stock was made in accordance with the terms and conditions of the Purchase Agreement. Since the formula for determining the value of SES (formerly a wholly-owned subsidiary of ITD) set forth in the Purchase Agreement resulted in a substantially higher value for SES than that estimated for purposes of the Reporting Persons' acquisition of shares of the Issuer's Common Stock on November 12, 1992, ITD was issued the shares by the Issuer without the payment of additional consideration.

     Item 5.  Interest in Securities of the Issuer.

     Items 5(a) and (c) are supplemented as follows:

     Pursuant to the terms of the Purchase Agreement and in accordance with a formula set forth therein, on May 21, 1993, ITD acquired 628,430 additional shares of the Common Stock of the Issuer, equal to 2.99% of the number of shares of the Common Stock of the Issuer currently outstanding. As a result of this acquisition, ITD now holds 4,636,994 of the outstanding shares of the Issuer's Common Stock and the Reporting Persons now collectively own 6,284,301 or 29.99% of the shares of the Issuer's Common Stock. As a result of the final determination of the value of SES, the average price per share paid by ITD for the 4,636,994 shares of the Issuer, including the 628,430 shares issued to ITD on May 21, 1993, was $6.26 per share.

     Except for ITD's acquisition of 628,430 shares on May 21, 1993, there have been no transactions in the shares of the Common Stock of the Issuer by any of the Reporting Persons or any of the executive officers or directors identified in response to Item 2 during the 60 days preceding the filing of this Amendment No. 1.

     As a result of the merger discussed in Item 2 above, Pinault-Printemps has succeeded to all of the assets of Groupe Pinault, including Pinault's direct ownership interest in CDME and through CDME, the indirect interests of Pinault in ITD and the Issuer.

                              Page 6 of 11 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:  June 2, 1993

                                    PINAULT-PRINTEMPS,  S.A.

                                    By:  /s/ Pierre Blayau
                                         -------------------------
                                         Name:  Pierre Blayau
                                         Title: President & CO


                                    COMPAGNIE DE DISTRIBUTION
                                    DE MATERIEL ELECTRIQUE, S.A.

                                    By:  /s/ Serge Weinberg
                                         -------------------------
                                         Name:  Serge Weinberg
                                         Title: President & CEO


                                    INTERNATIONAL TECHNICAL
                                    DISTRIBUTORS, INC.

                                    By:  /s/ Serge Weinberg
                                         -------------------------
                                         Name:  Serge Weinberg
                                         Title: President

                              Page 7 of 11 Pages

                                   SCHEDULE A
                                   ----------

Name and Principal
Business Address                         Position with Pinault-Printemps,
   Citizenship                                     CDME or ITD
- ---------------------------              --------------------------------

                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF PINAULT-PRINTEMPS, S.A.

Pierre Blayau                            Chairman
Pinault-Printemps                        CEO
Citizenship:  French

Daniel Arnaud                            Director
Pinault-Printemps
Citizenship:  French

Leon Salto                               Director
Pinault-Printemps
Citizenship:  French

Dominique Georgeon                       General Manager
Pinault-Printemps                        Assistant CEO
Citizenship:  French

Jean-Claude Sarazin                      Director
Pinault-Printemps
Citizenship:  French

Jean-Claude Tate                         Director
Pinault-Printemps
Citizenship:  French

                           Board of Supervisors/1/ of
                            Pinault-Printemps, S.A.


Ambroise Roux                            President
Pinault-Printemps
Citizenship:  French

Francois Pinault                         Vice-President
Pinault-Printemps
Citizenship:  French

- ------------------------
 /1/ Pursuant to the French statute governing corporations, "supervisors" have responsibility for appointing the directors and for overseeing the actions of the Board of Directors, but do not have the responsibility for the conduct of the corporation's business.

                              Page 8 of 11 Pages

Name and Principal
Business Address                         Position with Pinault-Printemps,
   Citizenship                                    CDME or ITD
- -------------------                      -------------------------------

Antoine Bernheim                         Vice-President
Pinault-Printemps
Citizenship:  French

Patricia Barbizet                        Supervisor
Pinault-Printemps
Citizenship:  French

Loic Deraison                            Supervisor
Pinault-Printemps
Citizenship:  French

Bernard Dumon                            Supervisor
Pinault-Printemps
Citizenship:  French

Gerard Eskenazi                          Supervisor
Pinault-Printemps
Citizenship:  French

Leopold Jeorger                          Supervisor
Pinault-Printemps
Citizenship:  French

Daniel Lebegue                           Supervisor
Pinault-Printemps
Citizenship:  French

Loik Le Floch-Prigent                    Supervisor
Pinault-Printemps
Citizenship:  French

Alain Minc                               Supervisor
Pinault-Printemps
Citizenship:  French

Francois Simonnet                        Supervisor
Pinault-Printemps
Citizenship:  French

                            DIRECTORS AND EXECUTIVE
                                OFFICERS OF CDME

Serge Weinberg                           Chairman & CEO
CDME
Citizenship:  French

                              Page 9 of 11 Pages

Name and Principal
Business Address                         Position with Pinault-Printemps,
   Citizenship                                    CDME or ITD
- -------------------                      -------------------------------

Claude Schoesetters                      General Manager
CDME                                     Assistant CEO
Citizenship:  French

Patricia Barbizet                        Director
CDME
Citizenship:  French

Bernard Clerc                            Director
CDME                                     Honorary Chairman
Citizenship:  French

Jean-Paul Huchon                         Director
CDME
Citizenship:  French

Jean-Charles Naouri                      Director
CDME
Citizenship:  French

Francois Pinault                         Director
CDME
Citizenship:  French

Jean-Louis de Roux                       Director
CDME
Citizenship:  French

Pierre Windal                            Director
CDME
Citizenship:  French

Jeannine Wood                            Director
CDME
Citizenship:  French

                            DIRECTORS AND EXECUTIVE
                                OFFICERS OF ITD

Serge Weinberg                           President
CDME
Citizenship:  French

Robert M. Merson                         Vice-President
ITD
Citizenship:  American

                              Page 10 of 11 Pages

Name and Principal
Business Address                         Position with Pinault-Printemps,
   Citizenship                                    CDME or ITD
- -------------------                      -------------------------------

Alain Viry                               Treasurer
CDME
Citizenship:  French

                              Page 11 of 11 Pages

                                                                      APPENDIX B
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                             WILLCOX & GIBBS, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                           par value $1.00 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   969207109
                          -----------------------------
                                 (CUSIP Number)

                          Jean-Francois Carreras, Esq.
                                Coudert Brothers
               200 Park Avenue, New York, NY 10166 (212) 880-4400
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 12, 1992
                    -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index:  Page 15
                              Page 1 of 159 Pages

                                  SCHEDULE 13D

CUSIP No. 969207109                                  Page 2 of 159 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.


2    Check the Appropriate Box If a Member of a Group*
                              a.  [ ]
                              b.  [ ]

3    SEC Use Only

4    Source of Funds*

          OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

                NEW YORK

                    7  Sole Voting Power
  Number of                  0
   Shares
Beneficially        8  Shared Voting Power
  Owned By                   4,008,564
    Each
  Reporting         9  Sole Dispositive Power
   Person                    0
    With
                    10  Shared Dispositive Power
                             4,008,564

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                             4,008,564

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain
     Shares*                         [ ]

13   Percent of Class Represented By Amount in Row (11)
          19.1%

14   Type of Reporting Person*
          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 969207109                                  Page 3 of 159 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          COMPAGNIE DE DISTRIBUTION DE MATERIEL ELECTRIQUE, S.A.


2    Check the Appropriate Box If a Member of a Group*
                              a.  [ ]
                              b.  [ ]

3    SEC Use Only

4    Source of Funds*

          OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

              FRANCE

                   7  Sole Voting Power
  Number of                  0
   Shares
Beneficially       8  Shared Voting Power
  Owned By                   5,655,871
    Each
  Reporting        9  Sole Dispositive Power
   Person                    0
    With
                   10  Shared Dispositive Power
                             5,655,871

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                             5,655,871

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain
     Shares*                        [ ]

13   Percent of Class Represented By Amount in Row (11)
          26.9%

14   Type of Reporting Person*
          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 969207109                                  Page 4 of 159 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          GROUPE PINAULT, S.A.


2    Check the Appropriate Box If a Member of a Group*
                              a.  [ ]
                              b.  [ ]

3    SEC Use Only

4    Source of Funds*

          N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

               FRANCE

                   7  Sole Voting Power
  Number of                  0
   Shares
Beneficially       8  Shared Voting Power
  Owned By                   5,655,871
    Each
  Reporting        9  Sole Dispositive Power
   Person                    0
    With
                   10  Shared Dispositive Power
                             5,655,871

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                             5,655,871

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain
     Shares*                        [ ]

13   Percent of Class Represented By Amount in Row (11)
          26.9%

14   Type of Reporting Person*
          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement on Schedule 13D is being filed by Groupe Pinault S.A., Compagnie de Distribution de Materiel Electrique, S.A. and International Technical Distributors, Inc. (hereinafter the "Reporting Persons") with respect to the acquisition of shares of the common stock, par value $1.00 per share (the "Common Stock") of Willcox & Gibbs, Inc. (the "Issuer").

     Item 1.   Security and Issuer
               -------------------

     This statement relates to the common stock, par value $1.00 per share of Willcox & Gibbs, Inc., a New York corporation. The principal executive offices of the Issuer are located at 530 Fifth Avenue, New York, New York, 10036.

     Item 2.   Identity and Background
               -----------------------

     (a), (b), (c) and (f).  The names of the persons filing this statement are:
Groupe Pinault S.A., a societe anonyme organized and existing under the laws of France ("Pinault"); Compagnie de Distribution de Materiel Electrique, S.A., a societe anonyme organized and existing under the laws of France and a subsidiary of Pinault ("CDME"); and International Technical Distributors, Inc., a corporation incorporated under the laws of the State of New York and a subsidiary of CDME ("ITD"). Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, Pinault, CDME and ITD file this statement jointly on behalf of all of them. A copy of their Joint Filing Agreement is attached hereto as Exhibit 1.

     Pinault's principal business address is 5, boulevard Latour-Maubourg, 75007 Paris, France. Through its direct and indirect subsidiaries, Pinault is principally engaged in the distribution of electrical components and industrial supplies, various aspects of the wood industry, vehicle and plant sales and rental, road transport and services to transportation firms. Pinault is also a holding company for a variety of industrial and commercial companies in Africa and the French overseas territories, as well as for certain trading companies in Europe.

     CDME's principal business address is 25, rue de Londres, 75009 Paris, France. CDME is engaged principally in the distribution of electrical components and industrial supplies. CDME is a subsidiary of Pinault.

     ITD's principal business address is 301 46th Court, Meridian, Mississippi 39305, USA. ITD is a holding company whose principal business activity is the ownership of shares of Common Stock of the Issuer. Prior to the consummation of the transaction described in Items 3 and 4 of this Schedule 13D, ITD's principal business activity was ownership of all of the common stock of Southern Electrical Supply Company, Inc., ("SES") a Meridian, Mississippi-

                              Page 5 of 159 Pages
based distributor of electrical components. ITD is a subsidiary of CDME and through CDME, a subsidiary of Pinault.

     Schedule A sets forth with respect to each executive officer and director of each of the Reporting Persons such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship.

     (d) and (e). None of Pinault, CDME or ITD and none of the persons named in Schedule A as executive officers or directors have been convicted in a criminal proceeding during the last five years; nor have any of said parties been a party to a civil proceeding of a court of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


     Item 3.   Source and Amount of Funds or Other Consideration
               -------------------------------------------------

     On November 12, 1992 CDME paid the Issuer $9,883,842.00 in cash in exchange for 1,647,307 shares of the Common Stock of the Issuer (a price of $6.00 per share). The Purchase Agreement by and among the Issuer, CDME, ITD and SES, dated as of April 22, 1992 (attached hereto as Exhibit 2), provides that CDME (and/or ITD) will acquire 628,430 additional shares of Common Stock of the Issuer at a price of between $3.00 and $6.50 per share (or between $1,885,290 and $4,084,795, in the aggregate), pursuant to a formula set forth in the Purchase Agreement. This acquisition of additional shares will take place at a second closing during the first half of 1993 on a date to be determined.

     The $9,883,842.00 in cash used by CDME for its acquisition of the 1,647,307 shares of Common Stock of the Issuer was generated from CDME's commercial paper program. CDME is permitted under the terms of the commercial paper program to borrow up to 1,200 million French Francs on an unsecured basis. Funds may be borrowed under the program for a maximum period of six months. The interest rates per annum on funds currently outstanding under the program (which includes the funds used for CDME's acquisition of the 1,647,307 shares of the Issuer's Common Stock) range from 9.3% to 11.5%. Attached hereto as Exhibit 3 is a copy of a French language document describing CDME's commercial paper program, together with an English language translation of the material terms of the program.

     Also on November 12, 1992, ITD exchanged all of the 10,000 issued and outstanding shares of the common stock of SES for 4,008,564 shares of the Common Stock of the Issuer. For purposes of the issuance of the 4,008,564 shares to ITD on November 12,

                              Page 6 of 159 Pages

1992, SES was valued at approximately twenty-four million fifty thousand dollars. The value of SES will be reviewed prior to CDME and/or ITD's acquisition of the additional shares of the Common Stock of the Issuer described above and, if necessary, adjustments will be made to the price ITD paid for the shares of the Issuer's Common Stock it acquired on November 12, 1992. Depending upon the value of SES as determined during this review, ITD may be required to pay the Issuer a cash amount in addition to its contribution of the SES stock (if the actual value of SES is lower than the estimated value used for purposes of the November 12, 1992 acquisition of shares of the Issuer's Common Stock). Alternatively, ITD may receive additional shares of the Issuer's Common Stock (from the 628,430 to be acquired from the Issuer in 1993) if SES's value, as determined on review, is higher than estimated.


     Item 4.   Purpose of Transaction
               ----------------------

     CDME and ITD acquired the 5,655,871 shares of the Common Stock of the Issuer purchased on November 12, 1992 pursuant to the terms of the Purchase Agreement for investment purposes. As noted in response to Item 3, the 5,655,871 shares of the Issuer's Common Stock were acquired in exchange for a cash payment by CDME of $9,883,842.00 and also in exchange for all of the 10,000 issued and outstanding shares of the common stock of ITD's electrical supply subsidiary, SES.

     CDME and/or ITD are obligated under the terms of the Purchase Agreement to acquire an additional 628,430 shares of the Common Stock of the Issuer for cash at a second closing to take place on a date to be determined in the first half of 1993. Upon the consummation of the second closing, it is anticipated that the Reporting Persons will own 30% of the then issued and outstanding shares of the Issuer's Common Stock.

     Under the terms of an Investment Agreement, dated as of November 12, 1992 by and among CDME, ITD and the Issuer, CDME, was granted the right to nominate three of the ten members of the Issuer's board of directors, which such right was exercised immediately subsequent to CDME's November 12, 1992 purchase. Under the terms of the Investment Agreement, CDME and ITD are permitted to acquire additional shares of the Issuer's Common Stock and other voting securities of the Issuer, provided that CDME and ITD's combined beneficial ownership of all outstanding voting securities of the Issuer shall not exceed thirty percent (30%) prior to the third anniversary of the November 12, 1992 acquisition; thirty-five percent (35%) on or after the third anniversary but prior to the fourth anniversary of the acquisition; and forty percent (40%) on or after the fourth anniversary of the acquisition. Should CDME and ITD's aggregate beneficial ownership of the voting securities of the Issuer equal or exceed thirty-five percent (35%) of all

                              Page 7 of 159 Pages
outstanding voting securities of the Issuer, CDME shall have the right to nominate one additional member of the board of directors of the Issuer, provided however, that any such director so appointed subsequently must resign if CDME and ITD's aggregate beneficial ownership of the voting securities of the Issuer declines to less than thirty-five percent (35%). The Investment Agreement also provides that until the fifth anniversary of the initial purchase, CDME and ITD's representation on the Issuer's board of directors may not exceed 40% of the total membership of the board of directors (4 out of 10 members). During the five year term of the Investment Agreement, CDME and ITD are precluded from soliciting shareholder proxies. In addition, the Investment Agreement places substantial limitations on the right of CDME and ITD to dispose, pledge or otherwise transfer their shares of Common Stock in the Issuer.

     For further details with respect to the arrangements among CDME, ITD and the Issuer with respect to CDME and ITD's investment in the Issuer, please refer to the Investment Agreement, a copy of which is attached to this statement on
Schedule 13D as Exhibit 4.

     Depending upon market conditions and other considerations, CDME and ITD (either together or independently) may acquire additional shares of the Common Stock of the Issuer or they may dispose of shares of the Common Stock of the Issuer, in each case subject to the limitations contained in the Investment Agreement. Except as specifically set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of the instructions to Item 4 or any similar action or effect. Nothing in this statement on Schedule 13D shall be deemed to preclude the Reporting Persons from developing or implementing any such plans or proposals in the future.


     Item 5.   Interest in Securities of the Issuer
               ------------------------------------


     (a), (b) and (c). Pursuant to the terms of the Purchase Agreement, on November 12, 1992 CDME acquired 1,647,307 shares of the Common Stock of the Issuer, equal to 7.8% of the currently outstanding Common Stock of the Issuer and ITD acquired 4,008,564 shares of the Common Stock of the Issuer, equal to 19.1% of the currently outstanding Common Stock of the Issuer. As noted in Item 3, these shares were acquired directly from the Issuer at a price of $6.00 per share for cash and for the stock of ITD's wholly owned subsidiary SES. Pinault, by virtue of its control of CDME and through CDME, ITD, may be deemed to be the indirect beneficial owner of 5,655,871 shares of Common Stock of the Issuer or 26.9% of the issued and outstanding shares of the Common Stock of the Issuer.
As a result of the relationship among Pinault, ITD and CDME, ITD and CDME may be deemed to share power to vote or dispose

                              Page 8 of 159 Pages
of the Common Stock of the Issuer held directly by each of them with Pinault.
In addition, CDME (and through CDME, Pinault) may be deemed to share the power to direct the vote or disposition of the Common Stock of the Issuer held directly by ITD with Robert M. Merson ("Merson"), a director and minority shareholder of ITD. Pursuant to the terms of a shareholders' agreement by and among Merson, CDME and ITD with respect to the ownership of ITD (the "Shareholders' Agreement"), a copy of which is attached hereto as Exhibit 5, ITD may not sell, pledge, assign or otherwise dispose of any shares of the Issuer's Common Stock owned by ITD without the affirmative approval of Merson or his nominee to ITD's board of directors (except as may otherwise be provided in any agreement approved by Merson in his capacity as an ITD director to which ITD is a party).

     As discussed in response to Items 3 and 4 above, pursuant to the terms of the Purchase Agreement, CDME and/or ITD are obligated to acquire (and the Issuer is obligated to sell to CDME and/or ITD) an additional 628,430 shares of Common Stock of the Issuer, during the first half of 1993, on a date to be determined. When such sale is consummated, the aggregate number of shares of Common Stock of the Issuer to be owned by the Reporting Persons will be 6,284,301 or 30% of the total number of shares of the Common Stock of the Issuer then expected to be outstanding.

     Except for the transactions described above, there have been no transactions in the shares of the Common Stock of the Issuer by the Reporting Persons or any of the executive officers or directors identified in response to
Item 2 during the 60 days preceding the filing of this statement on Schedule
13D.

     (d)  None.

     (e)  Inapplicable.


     Item 6.   Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
Respect to Securities of the Issuer
- -----------------------------------

     In addition to the contracts, arrangements and understandings summarized in Items 4 and 5 hereto and set forth in detail in the Purchase Agreement, the Investment Agreement and the Shareholders' Agreement, the Issuer and CDME have entered into a registration rights agreement, pursuant to which CDME may have its shares of Common Stock in the Issuer registered for sale in a public offering. Subject to certain limitations set forth in the Registration Rights Agreement (a copy of which is attached hereto as Exhibit 6), CDME may demand that the Issuer register shares of Common Stock owned by CDME on no more than two occasions prior to the fifth anniversary of the entering into of such agreement. In addition, CDME has the right to have the Issuer include shares of

                              Page 9 of 159 Pages

Common Stock owned by CDME in registered offerings of Common Stock proposed to be made by the Issuer.

     Except as set forth in this Item 6 or in response to other specific items to this statement on Schedule 13D, the Reporting Persons (and the directors and executive officers identified in response to Item 2) do not have any arrangements, contracts, understandings, or relationships (legal or otherwise) with respect to each other or with any other person with respect to the securities of the Issuer, including but not limited to the transfer or voting of any of shares of the Issuer's Common Stock, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or the withholding of proxies.


     Item 7.   Material to Be Filed as Exhibits
               --------------------------------

     The following material is filed herewith as Exhibits:

     Exhibit 1:     Joint Filing Agreement, by and among Pinault, CDME and ITD,
     ---------
dated November 16, 1992.

     Exhibit 2:     Purchase Agreement, by and among CDME, ITD, SES and the
     ---------
Issuer, dated April 22, 1992.

     Exhibit 3:     Description of CDME's Commercial Paper Program (French
     ---------
language documents), together with English language translation of material terms.

     Exhibit 4:     Investment Agreement, by and among CDME, ITD and the Issuer,
     ---------
dated November 12, 1992.

     Exhibit 5:     Shareholders' Agreement, by and among CDME, ITD and Merson,
     ---------
dated November 10, 1992.

     Exhibit 6:     Registration Rights Agreement, by and between CDME and the
     ---------
Issuer, dated November 12, 1992.

                             Page 10 of 159 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 25, 1992

                                    PINAULT, S.A.

                                    By:  /s/ Francois Pinault
                                         --------------------------
                                         Name:  Francois Pinault
                                         Title: President & CEO


                                    COMPAGNIE DE DISTRIBUTION DE
                                    MATERRIEL ELECTRIQUE, S.A.

                                    By:  /s/ Serge Weinberg
                                         -------------------------
                                         Name:  Serge Weinberg
                                         Title: President & CEO


                                    INTERNATIONAL TECHNICAL
                                    DISTRIBUTORS, INC.

                                    By:  /s/ Serge Weinberg
                                         -------------------------
                                         Name:  Serge Weinberg
                                         Title: President

                             Page 11 of 159 Pages

                                   SCHEDULE A
                                   ----------

Name and Principal                            Present Principal
Business Address;     Position with Pinault,  Employment if not
Citizenship                CDME or ITD         Stated at Left
- --------------------  ----------------------  -----------------

                 DIRECTORS AND EXECUTIVE OFFICERS OF
                         GROUPE PINAULT, S.A.

Francois Pinault         President and CEO
Groupe Pinault
Citizenship: French

Patricia Barbizet        Asst. General Manager
Groupe Pinault
Citizenship: French

Herve Guillaume          General Manager, Director
Groupe Pinault
Citizenship: French

Francois-Henri           General Manger, Director
 Pinault
Groupe Pinault
Citizenship: French

Serge Weinberg           General Manager, Director  Chairman & CEO,
CDME                                                CDME
Citizenship: French

Jean-Paul Amiel          Director
Groupe Pinault
Citizenship: French

Michel Berhezene         Director
Groupe Pinault
Citizenship: French

Loic Deraison            Director
Groupe Pinault
Citizenship: French

Gerard Eskenazi          Director
Groupe Pinault
Citizenship: French

Michel Gallot            Director
Groupe Pinault
Citizenship: French

                             Page 12 of 159 Pages

                                   SCHEDULE A
                                   ----------

Jean Loyrette            Director
Groupe Pinault
Citizenship: French

Jean-Louis de Roux       Director
Groupe Pinault
Citizenship: French

Francois Simonnet        Director
Groupe Pinault
Citizenship: French

Tristan Vieljeux         Director
Groupe Pinault
Citizenship: French

                      DIRECTORS AND EXECUTIVE OFFICERS OF
             COMPAGNIE DE DISTRIBUTION DE MATERIEL ELECTRIQUE, S.A.

Bernard Clerc            Honorary Chairman
CDME
Citizenship: French

Serge Weinberg           Chairman & CEO
CDME
Citizenship: French

Claude Schoesetters      President & Director
CDME
Citizenship: French

Patricia Barbizet        Director              Asst. General
Groupe Pinault                                 Manager,
Citizenship: French                            Groupe Pinault


Jean Fischer             Director
CDME
Citizenship: French

Francois Pinault         Director              President & CEO
Groupe Pinault                                 Groupe Pinault
Citizenship: French

                             Page 13 of 159 Pages

                                   SCHEDULE A
                                   ----------

Jean-Louis de Roux       Director
Groupe Pinault
Citizenship: French

Jean-Paul Huchon         Director
CDME
Citizenship: French

Pierre Windal            Director
CDME
Citizenship: French

Jeannine Guillevin-Wood  Director
CDME
Citizenship: French

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                   INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.

Serge Weinberg           President       Chairman & CEO, CDME
CDME
Citizenship: French

Robert M. Merson         Vice President  Vice President, Willcox
ITD                                      & Gibbs
Citizenship:
 American

Alain Viry               Treasurer       Executive Vice President
CDME                                     International Operations
Citizenship: French

                             Page 14 of 159 Pages

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.                EXHIBIT NAME               Page
- -----------                ------------               ----
      1        Joint Filing Agreement, by and among     16
               Pinault, CDME and ITD, dated
               November 15, 1992.

      2        Purchase Agreement, by and among         17
               CDME, ITD, SES and the Issuer, dated
               April 22, 1992.

      3        Description of CDME's Commercial        110
               Paper Program (French language
               documents), together with English
               language translation of material
               terms.

      4        Investment Agreement, by and among      117
               CDME, ITD and the Issuer dated
               November 12, 1992.

      5        Shareholders' Agreement, by and         134
               among CDME, ITD and Merson, dated
               November 10, 1992.

      6        Registration Rights Agreement, by       149
               and between CDME and the Issuer,
               dated November 12, 1992.

                             Page 15 of 159 Pages
c:\nyfs01\russojo\wpnodoct\0005571.01
July 29, 1994 3:48pm

                              Page 16 of 159 Pages